Reply Attention of: Stewart L. Muglich Our File No.: 6694 001 Direct Line: (604) 692-3023 Email: smuglich@sangramoller.com

December 28, 2006

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Attention: Michael Clampitt, Senior Attorney

Dear Mr. Clampitt:

RE:   Pure Pharmaceuticals Corporation, Inc. - Registration Statement on Form SB-2
      Filed June 1, 2006 - File No. 333-134659

We act as counsel for Pure Pharmaceuticals Corporation Inc. (the "Company") and write in connection with the comment letter dated June 22, 2006 (the "Comment Letter") from the Securities and Exchange Commission (the "SEC") commenting on the Form SB-2. On behalf to the Company, we provide the following responses to your comments. For your ease of reference, we have set out below, in italics, the comments contained in the Comment Letter, with the Company's responses following each comment.

General

1.
It appears that the registration for resale "at the market" of the shares of affiliates may be an offering by or on behalf of the company. As a result, such registration appears to be inconsistent with Rule 415(a)(4) of Regulation C. Refer to Item #29 of Section D of the Telephone Interpretation Manual. Please revise or provide the staff with an analysis and authority for such resale registration. In this regard, we refer to the 6,000,000 shares issued to Roger Gordon and Charlie Lee.

While issuer makes no statement as to whether the sale of Mr. Roger Gordon or Mr. Charlie Lee's shares constitute a public offering within the meaning of Regulation 415(a)(4), in the interests of simplicity and to allay such concerns, Mr. Gordon and Mr. Lee have been removed from the list of selling shareholders.

2.    Include an updated consent of the independent auditors in the pre-effective amendment.

This has been included and provided.

3.    Please note the updating requirements of Item 310(g) of Regulation S-B.

The audited financial statements for the years ended September 30, 2006 and 2005 have been provided

Forward-looking information, page 3

4.
Please delete this section. Any such discussion of forward-looking statements should come after the risk factor section. In this regard, we note that there is a note regarding forward-looking statements at the end of the risk factors.

This section has been deleted and has been positioned after the risk factors section below the heading entitled "Note regarding forward-looking statements".

5.
In discussing forward-looking statements, please avoid providing a detailed list of "risks" that more properly belong in the risk factor section. For example, it is difficult to imagine how the fact that directors own approximately 47% of the stock could lead to a failure to achieve the results discussed in the document.

References to such risks have been removed from the forward-looking statements section and re-located under "Risk Factors".

Prospectus Summary, page 5

6.	Please revise to include a summary discussion of the history of the company, including when it was founded and what specific activities it has been engaged in during the intervening time.

The incorporation date, jurisdiction of incorporation, and activities since inception of the Company have been added.

7.
Please revise the sentence that begins, "Once market due diligence has been completed…" to state more clearly the current status of your business plan. We note, for example, the discussion in the second paragraph of the second risk factor on page 7.

This entire paragraph has been revised to describe more clearly the current status of the Company's business plan.

8.    Please disclose how soon you foresee the company's first product going into production.

This information has now been added. Please see paragraph commencing "After we achieve FDA approval, we expect that production of…".

9.    Please state the current amount of the accumulated deficit.

The current amount of the accumulated deficit ($117,404) has been added to the summary.

10.	Disclose that the independent auditor has determined that without additional infusion of capital, the company is unlikely to continue as a going concern.

This risk factor has been added to the summary.

Summary Financial Information, page 6

11.
The summary financial information you provided as of and for the period from inception to September 30, 2005 does not agree to the balances presented in your audited financial statements beginning on page 34. Please revise to provide the correct amounts for all periods presented in your filing, including your most recent interim period.

This has been revised to provide the appropriate summary financial information for all periods in the filing.

Risk Factors, page 7

12.
We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

This language has been deleted. The paragraph has been accordingly modified.

13.
We note that several of your subheadings merely make a statement about the company and do not express a clear risk. The subheadings to the risk factors should clearly state a risk to the potential investor. As examples only, we note the subheadings "We will require additional financing…" and "Our independent auditor has raised doubt…" Revise subheadings throughout this section accordingly.

The subheadings have accordingly been modified to express clear risks to a potential investor.

14.
Several of your risk factors use language stating that "there can be no assurance that…" or similar language. However, the risk is not your ability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

The language of these has been revised to describe the underlying situation that gives rise to the risk.

15.	Please include a risk factor discussing the dilution that will result from additional sales of your common stock.

A new risk factor discussing this risk has been added. See risk factor entitled "Additional capital raised through the sale of share capital will cause dilution to our existing shareholders".

16.
If material, please include a risk factor addressing any exposure you may have as a result of changes in foreign currency rates. We note your disclosure on page 39 that you use the Canadian dollar as your functional currency and that most of your transactions take place in Canada.

A new risk factor discussing this risk has been added. See risk factor entitled "Currency exchange rate fluctuations may adversely affect the financial position of our Company".

We will require additional financing…,page 7

17.
We note your statement that you have sufficient fund to "initiate" the identification process. However, you suggest elsewhere that you have been involved in the process of identifying viable products for some time. Please revise.

This language has been revised. The identification process has already been commenced and is underway. To clarify, the Company has sufficient funds to conduct (and is in fact, currently conducting) the preliminary stage of the identification process, however more funds will be required to complete comprehensive due diligence on the MFAs that are initially identified in the preliminary stage.

18.	Please disclose the risk that this secondary offering may reduce demand for the company's common shares and thereby increase the difficulty of selling equity capital in the future.

An additional risk factor discussing this risk has been added. See risk factor entitled "A significant number of our common stock will be eligible for sale and their sale or potential sale may depress the market price of our common stock."

Even if we receive FDA approval…, page 8

19.	Please revise to elaborate the reasons why you may not be able to manufacture commercially viable products.

This section has been revised to provide reasons for the potential inability of the Company to manufacture commercially viable products.

We expect to face competition from a number of companies…, page 9

20.	The risk factor and the following one appear to overlap considerably in content. Please revise to combine the two risk factors.

These two risk factors have been integrated. Please see the sub-heading entitled: "We expect to face competition from a number of companies, some of which have greater financial and other resources than we do".

The manufacturers of identified MFAs will be located overseas, page 11

21.
Please revise to disclose more fully the risks of your business plan with respect to the manufacture of the MFAs. For example, state clearly that the company itself has no facilities or ability to produce its intended products, and discuss the expected costs of outsourcing all aspects of manufacturing. Also, identify more specifically who will be the manufacturer, and where they are located, or state that no manufacturer has been located.

The risks associated with the manufacture of the MFAs have been elaborated in more detail. The fact that the Company has no facilities or ability to produce its intended products has been disclosed. The current manufacturer of Oxytetracycline has been identified. The fact that more manufacturers are yet to be identified as the Company identifies more MFAs to produce has been noted. The qualitative and quantitative costs of outsourcing all aspects of manufacturing have been provided.

If we are unable to hire additional qualified personnel…, page 12

22.	Please revise to quantify, for example, how many additional personnel you expect to need in what time frame, and what type of personnel. Also discuss expected costs of such hires.

This information has now been provided in a detailed table format.

Because our president and secretary have other business interests…, page 13

23.    Please identify the other business interests of your two officers.

The other business interests of Mr. Gordon and Mr. Lee have been provided.

24.
You state that despite their other business interests, Messrs. Gordon and Lee will have "adequate time" to attend to this business. Please revise here and elsewhere, for example the Directors and Executive Officers section, to disclose how much of their time will be devoted to the company.

This information has been added to this section and the section entitled "Directors, Executive Officers, Promoters and Control Persons".

Selling Shareholders

25.
With regard to the phrase "the pledges, donees…" in the first paragraph, revise to indicate that any such sales would require the company to file a post-effective amendment naming the current holders before any sales could be made under the prospectus.

This post-effective amendment requirement has been added.

26.	Please add a column to the table showing the percentage of total shares currently held by each shareholder.

This column has been added to the table and the proper percentages are indicated therein.

27.    Please disclose any family relationships among the first twelve listed selling shareholders.

Mrs. Debra Gordon's relationship with her husband, Mr. Roger Gordon, a director of the Company, has been disclosed. We are advised that there are no other family relationships among the first twelve listed selling shareholders.

Plan of Distribution, page 16

28.
Please revise to either delete references to agents and broker/dealers and commissions or revise to state if any agents or broker/dealers are used that a post-effective amendment will be filed naming such agents and/or broker/dealers and disclosing any compensation arrangements.

A paragraph describing the post-effective amendment requirement and associated disclosure requirements has been added.

29.	In the sixth paragraph, with respect to compliance with applicable law, please state that the selling shareholders will comply with Regulation M.

The requirement to comply with Regulation M has been added.

Directors, Executive Officers, Promoters and Control Persons, page 17

30.
Please fully disclose the officers' business activities during the past 5 years, providing clear dates for all activities discussed. It is not clear, for example, whether Mr. Gordon is still with Orbus, or when he left that company, or what his activities might have been between the time he left Orbus and began Pure Pharmaceuticals.

This section has been updated to provide this information.

31.	Please revise this section and elsewhere as necessary to avoid implying that there is more than one director.

The language of this section has been revised to indicate clearly that there is only one director.

32.	Please tell us whether Orbus Pharmaceutical is the same as the company known as Orbus Pharma Inc.

Yes, these terms refer to the same Company, Orbus Pharma Inc. The SB-2 form has been edited to ensure uniformity (references to "Orbus Pharmaceutical" has been removed).

33.	Please revise to clarify how long Mr. Gordon was with Orbus, what offices he held, if any, and whether he was still with the company when it went public.

This has been clarified. Mr. Gordon was a founder and key principal of Orbus Life Sciences Inc., the company that merged into Bovar Inc., which was later renamed to Orbus Pharma Inc. He was not employed with the merged entity, Orbus Pharma Inc., except as an external consultant. The date that Orbus Life Sciences Inc. "went public" by merging with Bovar Inc., May 31, 2002, has been indicated.

Security Ownership of Certain Beneficial Owners and Management, page 18

34.	Please provide addresses for the listed individuals, as required under Item 403 of Regulation S-B.

The addresses have now been provided.

Description of Business, page 20

35.
Please revise to include a clear, detailed business plan. Provide a list of milestones, indicating the specific steps needed to make the company operational and successful, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first revenues. Revise both your Summary and Business sections as necessary.

Detailed information regarding the Company's business model, drug registration strategy (including the current status of such operations), the FDA drug registration and approval process, personnel requirements (including expenses related to such), manufacturing, quality control, sales and marketing and competition have been provided in as much detail as available at this point in time. An estimate of when the Company expects to achieve profitability has also been provided (please review the sub-heading "Our Business Strategy" at pg. 25).

36.
State clearly where the company stands currently with respect to identifying appropriate MFAs for production, and explain why the company is still in the "exploratory stage" after being in existence nearly two years. In particular, we note the statement at the top of page 23 that you are in the process of securing the supply of active ingredients for your products, yet elsewhere the disclosure suggests that you have not yet identified specific MFAs to produce.

The status of the Company's operations with respect to identifying appropriate MFAs for production has been clarified throughout the document. Specifically, please see "Identification and Registration of Off-patent MFAs" under "DESCRIPTION OF BUSINESS" where a list of preliminarily identified MFAs for production is provided.

The reason for the Company still being in the exploratory stage since its incorporation on September 24, 2004 is also specified in the second paragraph in "General Overview" under "DESCRIPTION OF BUSINESS" (the extraordinary events relating to the worldwide emergence of Avian Flu are substantially to blame).

Finally, the fact that the supply of active ingredients being secured is for preliminarily-identified MFAs has been clearly specified. Generally, a greater effort to illustrate the distinction between finally-identified and preliminarily-identified MFAs has been made throughout the document.

37.    How many different MFAs do you expect to produce initially?

This information has now been provided. Please see the last paragraph under the sub-heading "Testing and Approval" under "The FDA Registration and Approval process".

38.    Disclose how long you expect it will take for the company to become profitable.

This information has been added. Please review the "Business Strategy" sub-heading under "DESCRIPTION OF BUSINESS".

39.	Please clarify the significance of the statistics presented on page 21 under "The MFA Industry", and identify more clearly the source used. What does "FAO" stand for?

FAO refers to the Food and Agriculture Organization (an agency of the United Nations).

In order to provide fresher data, this table has been replaced with one containing more up to date data from the US Department of Agriculture. The source of this data has been clearly cited and the language of the paragraph immediately preceding and following this table has been amended to better clarify the significance of these statistics.

40.	Provide a basis for the statement at the top of page 23 that you believe your production costs will be lower than your "brand-name competitors".

This basis for that statement has been added. Please see the "Low Operating Costs" sub-heading under "Business Strategy".

41.	Clarify what is meant by "brand-name competitors" in light of the statement on the previous page that there are no large companies that dominate the market.

While there are no large companies with a "monopoly position" in the market, there are certainly large companies who market products in competition with the Company under widely recognized brand names. A list of some of such brand-name competitors has been provided. Please see the "Low Operating and Manufacturing Costs" sub-heading under "Our Business Strategy".

42.	Under "Competition" on page 24, please revise to clarify what is meant by "companies whose products may be used as an alternative or substitute for identified MFAs".

This sentence has been clarified to specifically indicate the type of products that may be used as an alternative to our identified MFAs. Please refer the first paragraph under the risk factor entitled "We expect to face competition from a number of companies, some of which have greater financial and other resources than we do".

43.
The significance of the table on page 25 is not clear. It is labelled "veterinary medicine", a much broader category than MFAs. Please revise to clarify its relevance here and identify more clearly the source used. Also, tell us why you are using data that is five to seven years old.

The table seeks to list the companies operating in the area of the Company's activities that the Company will likely compete with. A new column has been added to the table to provide an idea of the size of the MFA market in relation to the overall market for veterinary medicines. Data on specifically the MFA market-share of the various companies is not readily available. Please also note that fresher data (from 2005) has been provided.

Reports to Shareholders, page 27

44.	Please revise the first sentence to clarify when and how the company will make an annual report available to shareholders.

The manner of requesting annual reports and the timing of availability have been described under the headings, "Reports to Shareholders" and "Financial Statements" respectively.

45.    Please revise to include the Commission's current address.

The address has been updated to refer to the Commission's current address.

Plan of Operation, page 28

46.
Please revise your filing to clarify that your plan of operation describes all contractual obligations or other commitments which could require cash outlay over a twelve month period from your balance sheet date. For example, we note your disclosure on page 28 that you lease your principal office space. It is unclear whether your lease commitment has been included within your anticipated expenditures over the next twelve months.

Yes. We are advised that the plan of operation set out in the SB-2 describes all contractual obligations or other commitments which could require cash outlay over a twelve month period from the balance sheet date. As noted elsewhere, the lease commitment does not involve any expense.

Description of Property, page 28

47.	If material, please disclose when the current lease will expire and what contingencies are available to the company.

This section has been edited to include this information. Please note that the current lease expires on September 24, 2009.

Certain Relationships and Related Transactions, page 28

48.	Please delete from the list of bullet points any mention of positions that are nonexistent, for example, multiple officers and directors and persons proposed as nominees for election as director.

The language of this section has been amended to remove non-existent/redundant positions.

49.
Please explain to us why you state that none of your officers or directors had any material interest or involvement in any proposed transaction that would materially affect them, in light of the disclosure on page 43 that a financing fee was paid to a director in connection with a private placement.

The financial statement contained an error indicating that a financing fee was paid to a director. This sum was not, in fact, paid to a director, it was paid to an unrelated arm's length party. This has since been rectified.

Market for Common Equity and Related Stockholder Matters, page 29

50.	Please disclose the requirements for listing on the OTCBB and whether, for example, the company has identified a market maker for its shares.

Please see detailed description of OTCBB listing requirements (including the market-maker requirement) under the sub-heading entitled "No Public Market for Common Stock" under "Market for Common Equity and Related Stockholder Matters". The Company is still in the process of identifying a market maker.

Registration Rights, page 30

51.	The statement that you presently have sufficient funds to pursue your plan of operation directly contradicts other statements made throughout the prospectus. Please revise.

The contradicting statements have been rephrased to clarify the situation (i.e. that the Company has adequate funds for its intended business activities for the next 12 months, but will require additional financing beyond that).

Executive Compensation, page 31

52.    Please describe any plans for future compensation of officers or state that there are no such plans.

A clarification indicating that members of management shall be paid a commensurate salary once the Company becomes profitable has been added.

Financial Statements

General

53.
Please revise your reference to the date of the financial statements on page 32 to more clearly indicate which financial statement periods are included and which periods are audited. For example, it appears from your current presentation that only the unaudited December 31, 2005 financial statements are included in the filing.

The statements included in the revised filing are from inception to September 30, 2006 and are audited.

Balance Sheets, page 34

54.	Please revise to include sub-totals for total current assets, total assets, total current liabilities, total liabilities, and total liabilities and stockholders' equity.

The balance sheet has been revised to include the sub-totals as you have requested.

Statements of Operations, page 35

55.	Please revise your statements of operations and statements of cash flows to include presentation of comparable prior interim periods.

The statements included in the revised filing are from inception to September 30, 2006 and are audited and include comparable prior periods.

56.
In the interest of clarity to your financial statement users, please revise your filing to put parentheses around your net losses for each period, where applicable, to indicate that these amounts do not represent income.

Parentheses have been added around losses for each period.

57.	Please revise to disclose basic loss per share and weighted average number of shares outstanding from inception to the end of your most recent interim period.

The disclosure has been added to include basic loss per share and weighted average number of shares outstanding from inception to the end of the most recent audited period.

Statement of Stockholders' Equity, page 37

58.
Please revise your filing as necessary to ensure that mathematical accuracy of the period-end totals presented in the columns titled "Share Subscriptions Receivable" and "Deficit Accumulated During the Development Stage".

The filing has been revised to ensure mathematical accuracy by moving $6,000 in share subscriptions received to the correct column.

59.
Please more clearly describe and revise your filing as necessary to clarify how you have accounted for gains and losses arising on foreign currency translation. It does not appear that such gains or losses were included as a separate component of stockholders' equity, as disclosed on page 39.

The September 30, 2005 financial statements have been restated for other comprehensive loss. Please refer to Note 7.

Note 1. Nature and Continuance of Operations, page 38

60.	Please revise to clarify that the accumulated deficit of $57,459 represents incurred losses from inception through your most recent interim period presented.

The following wording has been added:

"The Company has incurred losses since inception through September 30, 2006, resulting in an accumulated deficit of $117,404 and further losses are anticipated."

Note 2. Summary of Significant Accounting Policies, page 38

61.	Please revise to disclose your lease accounting policies and to provide the information required by paragraphs 16 and 29 of SFAS 13, as applicable.

The following lease accounting policy disclosure has been added to note 2 of the financial statements:

"All leases and subleases with an initial term of greater than one year are accounted for under SFAS 13, “Accounting for Leases”. These leases are classified as either capital leases, operating leases or subleases, as appropriate."

The following note disclosure has also been added with respect to the operating lease:

5.    LEASE COMMITMENT

Effective September 24, 2004, the Company has leased office space from a director of the Company, for a period of 5 years, expiring September 24, 2009. The lease is on a rent free basis however, the Company will record an equivalent fair value of $800 per month.

7.    DONATED CAPITAL

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. A director of the Company has leased premises to the Company for no charge. The estimated fair value of the rent has been recorded as donated capital as follows:

	Year ended September 30, 2006		Year ended September 30, 2005		September 24, 2004 (inception) to September 30, 2006
	$		$		$
Rent		9,600		9,600		19,200

In addition, the September 30, 2005 financial statements have been restated, for both donated capital and comprehensive loss, as noted in the restatement note, as follows:

 8.    RESTATEMENT

The Company has restated its financial statements for the year ended September 30, 2005 in order to record (1) the fair value of free rent provided to the Company by an officer; and (2) foreign exchange gains and losses as a component of other comprehensive income.

	September 30, 2005
Balance Sheet	As Reported		Adjustments		As Restated
	$		$		$
Additional paid in capital		123,400		9,600		133,000
Accumulated deficit		(55,400)		(9,041)		(64,441)
Accumulated other comprehensive loss		-		(559)		(559)

	Year Ended September 30, 2005
Income Statement		As Reported		Adjustments		As Restated
	$		$		$
General and administrative		49,800		9,041		58,841
Net loss for the year		(55,400)		(9,041)		(64,441)
Basic and diluted net loss per share		(0.00)		(0.00)		(0.00)

62.
Please revise to include an affirmative statement that your interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Refer to the instructions to Item 310(b) of Regulation S-B.

The statements included in the revised filing are from inception to September 30, 2006 and are audited. Accordingly, we respectfully submit that disclosure regarding interim financial statements is unnecessary.

63.
We note your disclose on page 38 that you consider all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. However, neither your balance sheets nor your statements of cash flows make any reference to cash equivalents. Please revise your filing throughout, as appropriate, to use consistent language.

The following has been added to the SB-2:

“At the date of these financial statements the Company held no cash equivalents.”

64.	Please update your disclosure on page 42 to describe the impact of the adoption of SFAS 123(R) during your second quarter ended March 31, 2006.

The following wording has been added with respect to the impact of the adoption of SFAS 123(R) during  the second quarter ended March 31, 2006:

"The Company has not granted any common stock options since inception and accordingly, their has been no impact on the Company’s results of operations as a result of the adoption of this standard in the second quarter ended March 31, 2006."

Note 4. Related Party Transactions, page 43

65.
Please revise to more fully describe the nature of the financing fee paid to your director. Your revised disclosures should clarify how the nature of services provided by the director in return for the financing fee varies from his ongoing responsibilities as a director of the Company.

The disclosure contained an inaccuracy in that it stated that the financing fee was paid to a director when it was in fact paid to an unrelated arm's length party. This reference has been removed in the revised disclosure.

66.	Please revise to also disclose any related party transactions during the most recent interim period presented or provide a definitive statement that no such transactions occurred.

The statements included in the revised filing are from inception to September 30, 2006 and are audited.

The following information has been added to the related party note:

"Effective September 24, 2004, the Company has leased office space from a director of the Company, for a period of five years, expiring September 24, 2009. The lease is on a rent free basis however, the Company will record an equivalent fair value of $800 per month. (See Note 6)"

In addition, disclosure has been added regarding donated capital and lease commitment. Please refer to the response to question #61, above.

Note 5. Income Taxes, page 43

67.
Please revise to provide your income tax disclosures both for the annual audited period ended September 30, 2005 and your most recent interim period. Your revised disclosures should clearly indicate which amounts are unaudited.

Income tax disclosures have been revised for both annual audited periods (September 30, 2006 and 2005) as provided in the revised filing.

68.
Please revise to clarify the nature of your deferred tax asset as of each financial statement period presented. If your deferred tax asset is the result of operating loss carryforwards, please also revise to disclose the expiration dates of such operating loss carryforwards. Refer to paragraph 48 of SFAS 109.

The disclosure has been revised to clarify the nature of the deferred tax asset as of each financial statement period presented and to disclose the expiration dates of such operating loss carryforwards.

Note 6. Subsequent Events, page 43

69.    If applicable, please revise to indicate that this footnote is unaudited.

The statements included in the revised filing are from inception to September 30, 2006 and are audited. Accordingly, we respectfully submit that it is now unnecessary to indicate any portion of the revised financial statements is unaudited.

We trust the foregoing to be in order but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

SANGRA MOLLER LLP

Per:      /s/ Stewart L. Muglich

Stewart L. Muglich
(New York State Bar No. 098563)

SLM/tp